SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ProShares Trust

(Name of Issuer)

ProShares UltraShort Dow30

(Title of Class of Securities)

74348A590

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 74348A590	13G	Page 2 of 7

1	NAME OF REPORTING PERSONS FCM Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 465,605**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 465,605**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,605**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 74348A590	13G	Page 3 of 7

1	NAME OF REPORTING PERSONS FCM Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 465,605**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 465,605**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,605**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 74348A590	13G	Page 4 of 7

1	NAME OF REPORTING PERSONS T. Montgomery Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 465,605**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 465,605**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,605**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of FCM Investments, L.P., a Texas limited partnership (“FCM”), FCM Investments GP, LLC, a Texas limited liability company (the “GP”), and T. Montgomery Jones (collectively, the “Reporting Persons”). T. Montgomery Jones is the principal and sole member of the GP. The GP is the general partner of FCM. FCM serves as the investment advisor to certain private investment funds and managed accounts (collectively, the “Accounts”). This Schedule 13G relates to shares of beneficial interest, no par value, of ProShares UltraShort Dow30 (the “Shares”) issued by ProShares Trust, a Maryland trust (the “Issuer”), held by the Accounts.

Item 1(a)	Name of Issuer.

ProShares Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7501 Wisconsin Avenue

Suite 1000

Bethesda, Maryland 20814

Item 2(a)	Name of Person Filing.

(1)	FCM Investments, L.P.
(2)	FCM Investments GP, LLC
(3)	T. Montgomery Jones

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

2200 Ross Avenue, Suite 4600 West

Dallas, TX 75205

Item 2(c)	Citizenship or Place of Organization.

(1)	FCM Investments, L.P. is a Texas limited partnership.
(2)	FCM Investments GP, LLC is a Texas limited liability company
(3)	T. Montgomery Jones is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

ProShares UltraShort Dow30

Item 2(e)	CUSIP Number.

74348A590

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Item 4	Ownership.

(a)	FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 465,605 Shares held by the Accounts.

(b)	FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 5.7% of the outstanding Shares held by the Accounts. This percentage was determined by dividing 465,605 by 8,173,800, which is the number of Shares issued and outstanding.

(c)	FCM, the GP and T. Montgomery Jones have the shared power to vote and dispose of the 465,605 Shares beneficially owned by the Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated January 23, 2015, between FCM, GP and T. Montgomery Jones.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2015

FCM INVESTMENTS, L.P.

By:	FCM Investments GP, LLC
its general partner

	By:	/s/ T. Montgomery Jones
Name: T. Montgomery Jones
Title: Managing Member

FCM INVESTMENTS GP, LLC

By:	/s/ T. Montgomery Jones
Name: T. Montgomery Jones
Title: Managing Member

/s/ T. Montgomery Jones
T. Montgomery Jones

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